Exhibit 12.1

	Ratio of Earnings to Fixed Charges (in thousands, except ratios)
	Fiscal Year Ended December 31,
	1999	2000	2001	2002	2003
Net income (loss) before income taxes	$(15,212)	$(94,820)	$(74,651)	$(10,599)	$14,958
Total fixed charges	111	1,861	1,405	2,020	3,138

Total income (loss) before income taxes and fixed charges	$(15,101)	$(92,959)	$(73,246)	$(8,579)	$18,096

Fixed Charges
Interest expense	$71	$1,373	$754	$1,089	$1,975
Assumed interest attributable to rentals	40	488	651	931	1,163

Total fixed charges	$111	$1,861	$1,405	$2,020	$3,138

Earnings available to cover fixed charges	N/A	N/A	N/A	N/A	$18,096
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	5.8
Deficiency of earnings available to cover fixed charges(2)	$(15,212)	$(94,820)	$(74,651)	$(10,599)	N/A

(1)	For purposes of calculating the ratio of earnings to fixed charges, (1) “earnings” consist of (a) income (loss) before taxes plus (b) fixed charges and “fixed charges” consist of interest expense plus the portion of rent expense that approximates the interest factor included in rent expense.
(2)	Due to net losses incurred in the years ended December 31, 1999, 2000, 2001 and 2002, the ratio of earnings to fixed charges in those periods was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1 in those periods.